FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2005.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank and its affiliates filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: November 23, 2005	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

            4th Quarter • 2005 • News Release • Twelve months ended October 31, 2005

TD Bank Financial Group Delivers Strong Fourth Quarter and Fiscal 2005 Results

FULL YEAR FINANCIAL HIGHLIGHTS
•    On a reported basis1, diluted earnings per share for fiscal 2005 were $3.20, compared with $3.39 for fiscal 2004.
•    Adjusted diluted earnings per share (before amortization of intangibles and items of note2) for fiscal 2005 were $4.14, compared with $3.77 for fiscal 2004.
•    On a reported basis, return on total common equity was 15.3%, compared with 18.5% in fiscal 2004.
•    Reported net income was $2,229 million for fiscal 2005, compared with reported net income of $2,232 million for fiscal 2004.
•    Adjusted net income (before amortization of intangibles and items of note) was $2,861 million, compared with $2,485 million for fiscal 2004.

FOURTH QUARTER FINANCIAL HIGHLIGHTS
•    On a reported basis1, diluted earnings per share for the quarter were $.82, compared with $.90 for the fourth quarter last year.
•    Adjusted diluted earnings per share (before amortization of intangibles and items of note2) for the quarter were $1.06, compared with $.91 for the fourth quarter last year.
•    On a reported basis, return on total common equity for the quarter was 14.8%, compared with 19.1% for the fourth quarter last year.
•    Reported net income was $589 million for the quarter, compared with reported net income of $595 million for the fourth quarter last year.
•    Adjusted net income (before amortization of intangibles and items of note) for the quarter was $765 million, compared with $597 million for the fourth quarter last year.

FOURTH QUARTER ITEMS OF NOTE
The fourth quarter reported diluted earnings per share figures above include the following items of note:
•
The impact of a $138 million tax charge ((19) cents per share) related to the TD Waterhouse reorganization which precedes the transaction with Ameritrade. Having taken this tax charge, a gain of approximately U.S.$1 billion after tax on this transaction is expected to be recognized in the first quarter of 2006.

•	Two charges in connection with the previously announced decision to reposition the Bank’s global structured products businesses ((10) cents per share):
•	a loss of $70 million after-tax due to a reduction in the estimated value and the exit of certain structured derivative portfolios, compared with nil in the fourth quarter of last year;
•	a restructuring charge of $4 million after-tax, compared with nil in the fourth quarter of last year.
•	Favourable tax items of $68 million (10 cents per share), which include the impact of a recent court decision, compared with nil in the fourth quarter of last year.
•	A $60 million after-tax gain (8 cents per share) related to specific non-core portfolio loan loss recoveries versus $101 million (15 cents per share) for the fourth quarter last year.
•	Preferred share redemption premium resulting in an after-tax charge of $13 million, ((2) cent per share), compared with nil in the fourth quarter of last year.
•
The impact of hedging relationships accounting guideline (AcG-13) resulting in a gain of $7 million after-tax, (1 cent per share), compared with a charge of $11 million after-tax, ((2) cents per share) in the fourth quarter last year.

All dollar amounts are expressed in Canadian currency unless otherwise noted.

1    Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

2    Earnings before amortization of intangibles and items of note and reported results referenced in this News Release are explained in detail on page 4 under “How the Bank Reports.” Previously, the Bank only disclosed earnings before amortization of intangibles. Starting this quarter, the Bank has also disclosed Bank net income and earnings per share before amoritization of intangibles and items of note in order to better reflect how management measures the performance of the Bank.

TD BANK FINANCIAL GROUP • FOURTH QUARTER NEWS RELEASE 2005	Page 2

TORONTO, November 23, 2005 - TD Bank Financial Group (TDBFG) today announced its financial results for the fourth quarter and fiscal year ended October 31, 2005. The quarter was marked by particularly strong results in Canadian Personal and Commercial Banking and Wealth Management.
“With TD Canada Trust and TD Waterhouse leading the way, we executed well in the fourth quarter and that translated into solid earnings performance,” said W. Edmund Clark, TD Bank Financial Group President and Chief Executive Officer. “This year clearly demonstrated our ability to deliver on our strategy while generating strong and consistent earnings growth. I am pleased to report an adjusted earnings per share growth of 10% for the year and a total return to shareholders this year of 17%.”

FOURTH QUARTER BUSINESS SEGMENT PERFORMANCE

Canadian Personal and Commercial Banking
TD Canada Trust posted strong results again this quarter. Earnings before amortization of intangibles were up 16% compared with the fourth quarter last year. Strong volume and customer growth in small business banking and improved revenue from insurance contributed to earnings strength this quarter. Strong volume growth in real estate secured lending continued this quarter and new account growth improved considerably in core chequing and credit cards.
“Canadian Personal and Commercial Banking maintained its impressive earnings momentum in the fourth quarter,” said Clark. “We saw broad-based earnings growth across the segment, with an attractive spread between revenue and expense growth.”
TD Canada Trust’s success in 2005 was achieved while increasing sales capacity and efficiency through investing in infrastructure, process improvements and the opening of 21 new branches this year. These efforts have translated into improved customer growth across the personal, commercial and small business segments.
“Three years ago we set out to deliver 10% earnings growth in Canadian Personal and Commercial Banking. We exceeded this growth rate for the third consecutive year in 2005, with another year of 15% plus growth before amortization of intangibles. We believe TD Canada Trust’s focus on expanding capacity in the retail sales channel, coupled with the potential from under-represented businesses such as insurance and business banking, will position the Canadian Personal and Commercial Banking segment for double-digit earnings growth once again in 2006,” said Clark.

U.S. Personal and Commercial Banking
TD Banknorth’s contribution to TDBFG’s fourth quarter earnings were consistent with the third quarter. Solid results this quarter were attributable to strong consumer loan growth, improved deposit growth and excellent expense control.
“We’re pleased with TD Banknorth’s performance this quarter and this year. The management team at TD Banknorth has done a great job in the challenging U.S. interest rate environment and is fully engaged on the pending acquisition of Hudson United Bancorp. Hudson is the right transaction to advance our U.S. strategy and exactly the type of build-on transaction we had in mind when we announced the TD Banknorth deal in August 2004,” said Clark.

Wholesale Banking
Earnings within Wholesale Banking this quarter were impacted by weak capital markets, especially in October, and a loss of $70 million after-tax due to a reduction in the estimated value and the exit of certain structured derivative portfolios.
For the full year, Wholesale Banking posted solid underlying results. Investment banking and institutional equities had a particularly strong year and the fixed income business experienced good underwriting in the tighter trading market this year.
“This was a transitional year for TD Securities as we reposition our global structured products businesses and focus more on our domestic franchise and complementary niche global products and services. We’re pleased with the performance of our domestic businesses this year and believe TD Securities is well positioned to deliver sustained and consistent earnings going forward,” said Clark.

Wealth Management
The Wealth Management segment generated very strong results in the fourth quarter with an increase in earnings of 116% before amortization of intangibles compared with the fourth quarter last year, driven by a solid increase in trades per day and strong growth in both the advice-based and asset management businesses. Significant revenue growth in the advice-based businesses, record net sales results in TD Mutual Funds and improved profitability in discount brokerage also contributed to earnings this quarter.
“Wealth Management delivered excellent earnings growth this quarter through a continued focus on building an integrated wealth management offering,” said Clark.
Assets under administration grew by $35 billion in 2005 to $314 billion at the end of the fourth quarter. The growth is largely attributable to the addition of new assets in the advice-based businesses, asset management and discount brokerage.
“Our domestic wealth management operations showed continued momentum this year, exceeding their asset growth targets and adding more than 125 net new client facing advisors this year. The referral partnership with TD Canada Trust continues to deepen and infrastructure rollout is going well. Combined with the potential scale of uniting TD Waterhouse U.S.A. with Ameritrade, we believe Wealth Management is very well positioned for growth in the future.”

Corporate
The Bank had a tax charge of $138 million related to the TD Waterhouse reorganization which precedes the transaction with Ameritrade. The gain on this transaction, which is subject to the value of Ameritrade’s share price at closing, is expected to be recognized in the first quarter of 2006. The Bank also realized a gain of $60 million after-tax related to specific non-core portfolio loan loss recoveries from prior year sectoral provisions; a gain of $7 million after-tax this quarter as a result of the impact of hedging relationships accounting guideline (AcG-13), which requires management to mark-to-market the value of credit protection on the corporate lending portfolio amongst other things and favourable tax items of $68 million which include the impact of a recent court decision. A preferred share redemption premium resulted in an after-tax charge of $13 million.

CONCLUSION
“I am proud of the hard work and dedication of TDBFG’s outstanding employees and the value they delivered to shareholders in 2005,” said Clark. “Looking ahead, we remain focused on delivering on our growth strategies.  And with the TD Ameritrade and Hudson United transactions expected to close early in the new year, we are enthusiastic about our prospects for 2006 and beyond.”

TD BANK FINANCIAL GROUP • FOURTH QUARTER NEWS RELEASE 2005	Page 3

Caution regarding forward-looking statements
From time to time, the Bank makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational, reputational and other risks discussed in the management discussion and analysis section in other regulatory filings made in Canada and with the SEC, including the Bank’s 2004 Annual Report; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; expanding existing distribution channels; developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts; the Bank’s ability to execute its growth and acquisition strategies including those of its subsidiaries; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; consolidation in the Canadian financial services sector; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the United States litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; and management’s ability to anticipate and manage the risks associated with these factors and execute the Bank’s strategies. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information see the discussion starting on page 37 of the 2004 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

TD BANK FINANCIAL GROUP • FOURTH QUARTER NEWS RELEASE 2005	Page 4

ANALYSIS OF OPERATING PERFORMANCE

Additional information relating to the Bank is on the Bank’s website www.td.com, as well as on SEDAR at www.sedar.com. As in prior quarters, this document was reviewed by the Bank's Audit Committee and, prior to its release, was approved by the Bank's Board of Directors, on the Audit Committee's recommendation.

HOW WE PERFORMED

How the Bank Reports
The Bank’s financial results, as presented on pages 13 to 17 of this News Release, are prepared in accordance with Canadian generally accepted accounting principles (GAAP). The Bank refers to results prepared in accordance with GAAP as the ”reported basis” or “reported”.
The Bank also utilizes earnings before amortization of intangibles to assess each of its businesses and to measure overall Bank performance. In addition, this quarter the Bank has disclosed the Bank’s net income and earnings per share before amortization of intangibles and items of note in order to better reflect how management measures the performance of the Bank. The items of note are listed in the tables below. To arrive at earnings before amortization of intangibles, the Bank removes amortization of intangibles from reported basis earnings. To arrive at earnings before amortization of intangibles and items of note, the Bank removes items of note from earnings before amortization of intangibles. The Bank’s intangible amortization of assets relates to the TD Banknorth acquisition in March 2005 and the Canada Trust acquisition in fiscal 2000. The items of note relate to items which management does not believe are indicative of underlying business performance. Consequently, the Bank believes that earnings before amortization of intangibles and as applicable, items of note provides the reader with an understanding of how management views the the Bank’s performance. As explained, earnings before amortization of intangibles and as applicable, items of note are different from reported results determined in accordance with GAAP. Earnings before amortization of intangibles and items of note and related terms used in this report are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The tables below provides a reconciliation between the Bank’s earnings before amortization of intangibles and items of note and its reported results.

Reconciliation of Net Income before Amortization of Intangibles and Items of Note to Reported Results 1 (unaudited)

	For the three months ended		For the twelve months ended [4]
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2005	2004	2005	2004
Net interest income	$1,654	$1,435	$6,021	$5,773
Provision for (reversal of) credit losses	94	82	319	336
Other income	1,539	1,135	6,015	4,961
Non-interest expenses	2,062	1,762	7,825	7,081
Income before provision for income taxes and non-controlling interest	1,037	726	3,892	3,317
Provision for income taxes	219	129	899	832
Non-controlling interest	53	-	132	-
Income before amortization of intangibles and items of note	765	597	2,861	2,485
Items of note impacting income, net of income taxes
Tax charge related to reorganizations	(138)	-	(163)	-
Other tax items	68	-	98	-
Loss on structured derivative portfolios	(70)	-	(100)	-
Restructuring charge	(4)	-	(29)	-
Non-core portfolio loan loss recoveries (sectoral related)	60	101	127	426
General allowance release	-	-	23	43
Litigation charge	-	-	(238)	(195)
Preferred share redemption	(13)	-	(13)	-
Hedging impact due to AcG-13	7	(11)	17	(50)
Net income before amortization of intangibles	675	687	2,583	2,709
Amortization of intangibles, net of income taxes	(86)	(92)	(354)	(477)
Net income available to common shareholders - reported basis	$589	$595	$2,229	$2,232

Reconciliation of Earnings Per Share (EPS) before Amortization of Intangibles and Items of Note to Reported Results 2 (unaudited)

(Canadian dollars)
Basic - reported basis	$.83	$.91	$3.22		$3.41
Diluted - reported basis	.82	.90	3.20		3.39
Items of note impacting income (as above)	.12	(.13)	.40		(.34)
Amortization of intangibles	.12	.14	.51		.72
Item of note impacting EPS	-	-	.03	[3]	-
Diluted - before amortization of intangibles and items of note	$1.06	$.91	$4.14		$3.77

1.    Certain comparative amounts have been restated.
2.    Earnings per share (EPS) is computed by dividing income by the weighted average number of shares outstanding during the period. As a result, the sum of the quarterly EPS figures may not equal year to date EPS.
3.    Adjusting for the impact of TD Banknorth earnings in the second quarter 2005, due to the one month lag between fiscal quarter ends. Only one month of TD Banknorth earnings were included in the second quarter while two months of funding costs and share issuance impacted the quarter.
4.    Items of note in addition to those included in the fourth quarter of 2005 and 2004 are as follows: second quarter 2005-$25 million related to an internal tax reorganization; third quarter 2005-$30 million tax benefit resulting from a higher tax rate being applied to the specific tax asset related to specific provisions; third quarter 2005-$30 million loss related to the exit of a certain structured derivative portfolio; second quarter 2005-$15 million and third quarter 2005-$10 million related to restructuring charges of the global structured products businesses; non-core portfolio loan loss recoveries (sectoral related), first quarter 2005 and 2004-$20 million and $130 million, second quarter 2005 and 2004-$24 million and $130 million, third quarter 2005 and 2004-$23 million and $65 million; first quarter 2005-$23 million relating to general allowance release; third quarter 2005-$238 million and second quarter 2004-$195 million contingent litigation reserve relating to Enron; hedging impact due to AcG-13, first quarter 2005 and 2004-$11 million and $21 million, second quarter 2005 and 2004-($33) million and $16 million, third quarter 2005 and 2004-$12 million and $2 million.

TD BANK FINANCIAL GROUP • FOURTH QUARTER NEWS RELEASE 2005	Page 5

Performance Summary
Net income, on a reported basis, was $589 million for the fourth quarter, compared with $595 million in the same quarter last year. Reported basic earnings per share were $.83, compared with $.91 in the same quarter last year. Reported diluted earnings per share were $.82 for the fourth quarter, compared with $.90 in the same quarter last year. Reported return on total common equity, on an annualized basis was 14.8%, compared with 19.1% in the same quarter last year.
Net income before amortization of intangibles and items of note (see page 4) for the fourth quarter was $765 million, compared with $597 million in the same quarter last year. Diluted earnings per share before amortization of intangibles and items of note were $1.06 for the quarter, compared with $.91 in the same quarter last year. Return on total common equity before amortization of intangibles and items of note, on an annualized basis was 19.3% for the quarter as compared with 19.2% in the same quarter last year .

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is net income before amortization of intangibles less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is net income before amortization of intangibles divided by average invested capital. ROIC is a variation on the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. The following table reconciles between the Bank’s economic profit, return on invested capital and net income before amortization of intangibles. Earnings before amortization of intangibles and related terms are discussed in the ”How the Bank Reports” section.

Reconciliation of Economic Profit, Return on Invested Capital and Net Income before Amortization of Intangibles
	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2005	2004	2005	2004
Average common equity	$15,755	$12,392	$14,600	$12,050
Average cumulative goodwill/intangible assets amortized	3,348	2,991	3,213	2,834
Average invested capital	$19,103	$15,383	$17,813	$14,884
Rate charged for invested capital	10.1%	10.7%	10.1%	10.7%
Charge for invested capital	(486)	(413)	(1,799)	(1,593)
Net income before amortization of intangibles	675	687	2,583	2,709
Economic profit	$189	$274	$784	$1,116
Return on invested capital	14.0%	17.8%	14.5%	18.2%
Return on total common equity - reported basis	14.8%	19.1%	15.3%	18.5%

Net Interest Income
Net interest income on a reported basis was $1,641 million for the fourth quarter, an increase of $206 million compared with the same quarter last year. The increase was a result of the inclusion of TD Banknorth results, which reported net interest income of $298 million. Net interest income in Wealth Management’s Discount Brokerage operations also increased due to growth in deposit spreads and margin balances. There was also increased net interest income in Canadian Personal and Commercial Banking due to volume growth across most banking products, particularly in business deposits, real estate secured lending, and credit cards. Wholesale Banking experienced reduced trading-related net interest income within the U.S. dollar equity businesses largely due to increases in U.S. short term interest rates. Net interest income also decreased in the Corporate Segment due to interest earned on income tax refunds in the prior year.

Other Income
Other income, on a reported basis was $1,442 million for the fourth quarter, an increase of $324 million compared with the same quarter last year. $119 million of this increase was attributable to TD Banknorth.
Investment and securities services revenues increased by $123 million compared with the same quarter last year. Self-directed brokerage fees increased by $19 million compared with the same quarter last year due to an increase in trading volumes. Average trades per day increased by 28% to 106,000 compared with 83,000 in the same quarter last year. This was partially offset by a decline in commissions per trade and the impact of foreign exchange in TD Waterhouse U.S.A.. Mutual fund management fees and investment management fees also increased by $13 million and $20 million respectively, in the same quarter last year due to an increase in assets under management. Capital market fee revenue (which includes revenues from mergers and acquisitions, underwriting and equity sales and trading) increased by $46 million mainly due to an increase in the equity underwriting business and increased equity trading commissions.

TD BANK FINANCIAL GROUP • FOURTH QUARTER NEWS RELEASE 2005	Page 6

The Bank reported a trading loss of $88 million compared with a loss of $75 million in the same quarter last year. Trading-related income (which is the total of trading income reported in other income and net interest income on trading positions reported in net interest income) decreased by $114 million compared with the same quarter last year primarily due to a $107 million loss recorded in the fourth quarter due to a reduction in the estimated value and the exit of certain structured derivatives portfolios in connection with the repositioning of the global structured products businesses. Net investment securities gains (losses) increased by $32 million compared with the same quarter last year. The Bank also recognized income of $10 million in the current quarter, related to derivatives not afforded hedge accounting as a result of the adoption of the hedging relationships accounting guideline (AcG-13).
Insurance revenues, net of claims, increased by $35 million compared with the same quarter last year due to the inclusion of results from the TD Banknorth acquisition, organic volume growth and a slightly lower claims ratio. Card services increased by $65 million compared to the same quarter last year due to the inclusion of results from TD Banknorth, increased volume and adjustments for reward programs included in prior year results. Service charges also increased by $49 million compared with the same quarter last year mainly due to the inclusion of results from TD Banknorth. Securitization income increased by $38 million due to higher average levels of securitized assets.

Provision for (Reversal of) Credit Losses
In the fourth quarter, the Bank recorded a reversal of credit losses of $15 million, compared with a reversal of $73 million in the same quarter last year. The reversal was a result of a $109 million recovery in the non-core lending portfolio for amounts previously provided for under sectoral provisions. This recovery was largely offset by provisions for credit losses in the normal course of business, mainly attributable to Canadian Personal and Commercial Banking which reported a $97 million provision (before the effect of securitizations). U.S. Personal and Commercial Banking reported a provision of $7 million during the quarter. No credit losses were experienced in the Wholesale Banking credit portfolio during the quarter.

Non-Interest Expenses
On a reported basis, expenses for the fourth quarter were $2,203 million, an increase of $299 million from $1,904 million in the same quarter last year.
The increase in expenses was largely due to the inclusion of results from the TD Banknorth acquisition, which contributed $216 million. Expenses also increased in Wholesale Banking, partially as a result of higher variable compensation costs and higher payroll taxes. Canadian Personal and Commercial Banking also contributed to the expense increase, mainly due to increased employee compensation, marketing, and investments in systems development and infrastructure. Expenses increased in Wealth Management due to an increase in compensation costs in the advisory businesses, higher mutual fund sales commissions, driven by higher assets under management and higher mutual funds marketing costs, partially offset by the impact of foreign exchange in TD Waterhouse U.S.A.. These increases were partially offset by a $54 million litigation accrual last year that did not recur this quarter in Corporate. The impact of amortization of other intangibles on the Bank’s reported total expenses before amortization of intangibles was $135 million for the fourth quarter, compared with $142 million in the same quarter last year. Total expenses before the amortization of intangibles in the fourth quarter were $2,068 million compared to $1,762 million in the same quarter last year.

Taxes
The Bank’s effective tax rate, on a reported basis, was 28.3% for the fourth quarter, compared with 17.6% in the same quarter last year. The change in the effective tax rates is primarily related to the following items:

	For the three months ended				For the twelve months ended
(millions of Canadian dollars)	Oct. 31 2005		Oct. 31 2004		Oct. 31 2005		Oct. 31 2004
Income taxes at Canadian statutory income tax rate - before amortization of intangibles	$361	35.0%	$303	35.1%	$1,264	35.0%	$1,285	35.1%
Increase (decrease) resulting from:
Dividends received	(61)	(6.0)	(71)	(8.2)	(232)	(6.5)	(205)	(5.6)
Rate differentials on international operations	(53)	(5.1)	(78)	(9.0)	(215)	(6.0)	(215)	(5.8)
Internal tax reorganizations	138	13.4	8.9		163	4.5	8.2
Future federal and provincial tax rate increases	-	-	-	-	-	-	(18)	(.5)
Federal large corporations tax	-	-	3.3		9.3		12.3
Other - net	(83)	(8.0)	12	1.4	(98)	(2.6)	85	2.3
Provision for income taxes and effective income tax rate - before amortization of intangibles	$302	29.3%	$177	20.5%	$891	24.7%	$952	26.0%
Tax effect - amortization of intangibles	(49)	(1.0)	(50)	(2.9)	(192)	(1.9)	(149)	.5
Provision for income taxes and effective income tax rate - reported basis	$253	28.3%	$127	17.6%	$699	22.8%	$803	26.5%
Certain comparative amounts have been restated.

The provision for income taxes for the fourth quarter includes a $138 million tax expense relating to TD Waterhouse. Certain steps have been taken to reorganize the TD Waterhouse group of companies which precedes the transaction with Ameritrade. These steps have been essentially completed in fiscal 2005. The provision for income taxes also includes favourable tax items of $68 million, which include the impact of a recent court decision.

TD BANK FINANCIAL GROUP • FOURTH QUARTER NEWS RELEASE 2005	Page 7

BALANCE SHEET

Total assets were $365 billion at the end of the fourth quarter, $54 billion higher than October 31, 2004. The increase in assets was primarily driven by the acquisition of TD Banknorth which contributed $33 billion of assets. Personal loans, including securitizations, increased by $15 billion of which $7 billion was a result of TD Banknorth. Growth in personal loans was also a result of strong growth in real estate secured lending volumes within Canadian Personal and Commercial Banking. At the end of the quarter, residential mortgages, including securitizations, increased by $4 billion and business and government loans increased by $13 billion compared with October 31, 2004, primarily as a result of the TD Banknorth acquisition. Increased positions in securities represented $10 billion of the increase in assets, of which TD Banknorth contributed $5 billion. Organic growth in investment securities was partly driven by an increase in mortgage-backed securities. Bank-originated securitized assets not included on the balance sheet amounted to $24 billion, compared with $20 billion as at October 31, 2004.
Total deposits were $247 billion at the end of the fourth quarter, an increase of $40 billion compared with October 31, 2004. This increase was largely driven by the addition of TD Banknorth which contributed $26 billion of the increase. Wholesale deposits increased by $3 billion, compared with October 31, 2004, mainly due to funding a higher level of assets within Wholesale Banking. Other business and government deposits increased by $17 billion and personal term and non-term deposits increased by $7 billion and $14 billion respectively, primarily as a result of the TD Banknorth acquisition.
The Bank enters into structured transactions on behalf of clients which results in assets recorded on the Bank’s Consolidated Balance Sheet for which market risk has been transferred to third parties via total return swaps. As at October 31, 2005, assets under such arrangements amounted to $5 billion, unchanged from October 31, 2004. The Bank also acquires market risk on certain assets via total return swaps, without acquiring the cash instruments directly. Assets under such arrangements amounted to $14 billion as at October 31, 2005 unchanged from October 31, 2004. Market risk for all such positions is tracked and monitored, and regulatory market risk capital is maintained.

SELECTED CONSOLIDATED BALANCE SHEET ITEMS

		As at		As at
		Oct. 31		Oct. 31
		2005		2004
(millions of Canadian dollars)	TDBFG excluding TD Banknorth	TD Banknorth	TDBFG Consolidated	TDBFG Consolidated
Securities	$102,833	$5,263	$108,096	$98,280
Securities purchased under reverse repurchase agreements	26,375	-	26,375	21,888
Loans (net of allowance for credit losses)	129,347	22,896	152,243	123,924
Deposits	220,926	26,055	246,981	206,893

MANAGING RISK

Interest Rate Risk
The objective of interest rate risk management for the non-trading portfolio is to ensure stable and predictable earnings are realized over time. In this context, the Bank has adopted a disciplined hedging approach to profitability management for its asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:
•    minimizing the impact of interest rate risk on net interest income and economic value within Canadian Personal and Commercial Banking; and
•	measuring the contribution of each product on a risk adjusted, fully-hedged basis, including the impact of financial options granted to customers.
The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2005, an immediate and sustained 100 basis point increase in rates would have decreased the economic value of shareholders’ equity by $36 million or .2% after-tax, excluding the impact of the TD Banknorth.

Liquidity Risk
The Bank holds a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions as well as under a base case stress scenario that defines the minimum amount of liquidity that must be held at all times. The surplus liquid asset position is defined as total available liquid assets less the Bank’s total maturing wholesale funding, potential non-wholesale deposit run-off and contingent liabilities, measured at a number of points in time up to and including 90 days forward. As at October 31, 2005, the Bank’s consolidated surplus liquid asset position, on a cumulative basis, up to 90 days forward was $23.6 billion, compared with a consolidated surplus liquid asset position of $18.8 billion on October 31, 2004. The Bank ensures that funding obligations are fulfilled by managing its cash flows and holding highly liquid assets that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring the prudent management of liquidity risk in all its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program including asset securitization. This funding is highly diversified as to source, type, currency and geographical location.

Market Risk
The Bank manages market risk in its trading books by using several key controls. The Bank’s market risk policy sets out detailed limits for each trading business, including Value at Risk (VaR), stress test, stop loss, and sensitivity to various market risk factors. Policy controls are augmented through active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold which should not be exceeded on average more than once in 100 days. It is also the basis for regulatory capital for market risk. The following table presents average and end-of-quarter general market risk VaR usage for the three and twelve months period ended October 31, 2005, as well as the fiscal 2005 average. For the three months and year ended October 31, 2005, net daily capital markets revenues were positive for 80.3% and 87.0% of the trading days, respectively. Losses exceeded the Bank’s statistically predicted VAR on one day in the fourth quarter due to a loss that was incurred on certain structured derivative portfolios in connection with repositioning the Bank’s global structured products businesses.

TD BANK FINANCIAL GROUP • FOURTH QUARTER NEWS RELEASE 2005	Page 8

Value at Risk Usage - Wholesale Banking

	For the three months ended		For the twelve months ended
	Oct. 31, 2005	Oct. 31, 2005	Oct. 31, 2005	Oct. 31, 2004
(millions of Canadian dollars)	As at	Average	Average	Average
Interest rate risk	$7.3	$8.0	$8.0	$9.1
Equity risk	5.5	5.4	5.4	5.3
Foreign exchange risk	1.9	3.5	2.8	2.6
Commodity risk	.8	.8	.8	.8
Diversification effect	(4.8)	(7.4)	(7.3)	(6.9)
General Market Value at Risk	$10.7	$10.3	$9.7	$10.9

CAPITAL

The Bank’s capital ratios are calculated using the guidelines of the Office of the Superintendent of Financial Institutions (OSFI). The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, monitoring of asset growth and periodic issuance of capital generating securities.
As at October 31, 2005, the Bank’s Tier 1 capital ratio was 10.1% compared with 12.6% at October 31, 2004. The decline is attributable to a $30 billion increase in risk-weighted assets that was primarily driven by the acquisition of TD Banknorth. The Bank's overall Tier 1 capital was up $.5 billion compared with October 31, 2004.

Regulatory Capital

	As at	As at
(billions of Canadian dollars)	Oct. 31, 2005	Oct. 31, 2004
Tier 1 capital	$13.1	$12.6
Tier 1 capital ratio	10.1%	12.6%
Total capital	$17.2	$16.9
Total capital ratio	13.2%	16.9%
Risk weighted assets	$130.0	$100.3

BASIS OF PREPARATION

The Bank’s unaudited consolidated financial results, as presented on pages 13 to 17 of this News Release, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). However, certain additional disclosures required by GAAP have not been presented in this document. These consolidated financial results should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2004. The accounting policies used in the preparation of these consolidated financial results are consistent with those used in the Bank’s October 31, 2004 audited consolidated financial statements with the exception of Liabilities for Preferred Shares and Capital Trust Securities and Consolidation of Variable Interest Entities as noted below.

Liabilities for Preferred Shares and Capital Trust Securities
As of November 1, 2004, the Bank adopted the Canadian Institute of Chartered Accountants (CICA) amendments to its accounting standard on financial instruments - disclosure and presentation on a retroactive basis with restatement of prior periods. As a result of these amendments, the Bank was required to classify its existing preferred shares totaling $1,310 million and innovative capital structures totaling $900 million, as at October 31, 2004, as liabilities and their corresponding distributions as interest expense. Earnings available to common shareholders and earnings per share amounts are unaffected for all prior periods. The table below shows the reduction in net interest income. Net income before non-controlling interest prior to restatement was also reduced by the same amounts each period. Net income available to common shareholders is unaffected as the preferred dividends and non-controlling interest from the innovative capital structures were already deducted from income available to common shareholders in prior periods. For regulatory capital purposes, the existing capital instruments of the Bank have been grandfathered by the Superintendent of Financial Institutions Canada, and the Bank’s capital ratios are unaffected.

	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2005	2004	2005	2004
Net interest income - prior to restatement	$1,688	$1,475	$6,155	$5,943
Less: Preferred dividends	30	17	79	78
Non-controlling interest in innovative capital structures	17	23	68	92
Net interest income - restated	$1,641	$1,435	$6,008	$5,773

Consolidation of Variable Interest Entities
As of November 1, 2004, the Bank prospectively adopted the CICA accounting guideline on the consolidation of variable interest entities (VIEs). VIEs are entities in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinate financial support provided by any parties, including equity investors. The Bank has identified VIEs that it has an interest in, determined whether it is the primary beneficiary of such entities and if so, consolidated them. The primary impact of adopting the revised guideline is that the Bank no longer consolidates one of its innovative capital structures - TD Capital Trust II, which accounts for $350 million of Tier 1 capital. Although the Bank has voting control it is not deemed the primary beneficiary under the VIE rules. For regulatory capital purposes, the Bank’s innovative capital structures have been grandfathered by the Superintendent of Financial Institutions Canada, and the Bank’s capital ratios are unaffected.

TD BANK FINANCIAL GROUP • FOURTH QUARTER NEWS RELEASE 2005	Page 9

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Wealth Management. Canadian Personal and Commercial Banking comprises the Bank’s personal and business banking in Canada as well as the Bank’s global insurance operations (excluding the U.S.). Results of each business segment reflect revenues, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on earnings before amortization of intangibles and, where applicable, the Bank notes that the measure is before amortization of intangibles. This measure is only relevant in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking and Wealth Management segments as there are no intangibles allocated to the Wholesale Banking and Corporate segments. For further details see the “How the Bank Reports” section on page 4. For information concerning the Bank’s measures of economic profit and return on invested capital, see page 5. Segmented information also appears in Appendix A on page 17.
Net interest income, primarily within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income including dividends is adjusted to its equivalent before tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected primarily in the Wholesale Banking segment’s results is eliminated in the Corporate segment.

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking net income before amortization of intangibles for the fourth quarter was $443 million, an increase of $62 million or 16% from the same quarter last year, and the twelfth consecutive quarter of double-digit earnings growth. Return on invested capital increased to 23% this quarter compared to 21% a year ago and economic profit grew by $54 million or 25% compared with the same quarter last year.
Revenue grew by $115 million or 7% compared with the same quarter last year. Volume growth across most banking products continued to be the main contributor to the revenue increase and was particularly strong in business deposits, real estate secured lending and credit cards. These areas of volume growth were partially offset by lower margins. Also contributing to the higher revenue was growth in service and transaction fees and insurance revenue.
As compared with the same quarter last year, real estate secured lending volume (including securitizations) grew by $10 billion or 10%, personal deposit volume grew $4 billion or 5% while other personal loans were relatively flat. Business deposits grew by $4 billion or 12% and business loans and acceptances increased by $1 billion or 6%. Originated insurance premiums grew by $39 million or 8%. Market share improved during the quarter in personal deposits and small business lending while personal lending share declined. As of August 2005, personal deposit market share was 21.5% up .3% from last year and up .1% from last quarter. Personal lending market share was 20.1% down .4% from last year and down .2% from last quarter. Small business lending (credit limits of less than $250,000) market share as of June 2005 was 16.6%, up .7% from last year and up 0.6% from last quarter.
Margin on average earning assets decreased from 3.02% last year to 2.96% this quarter primarily due to a change in product mix, as volume growth continues to be weighted toward lower margin products such as real estate secured lending and the guaranteed investment savings account. Margin improved by .04% from last quarter as lower mortgage prepayment costs and wider deposit margins offset the product mix impact.
Provision for credit losses (PCL) for the quarter increased by $9 million or 10% compared with the same quarter last year. Personal PCL of $92 million was up $11 million from $81 million in the same quarter last year, primarily due to lower recoveries and volume growth in credit cards. Business Banking PCL of $5 million was down $2 million compared with $7 million in the same quarter last year. Annualized PCL as a percent of credit volume was .25%, unchanged from the same quarter last year.
Expenses before amortization of intangibles increased by $24 million or 3% compared with the same quarter last year. Employee compensation, marketing and systems development and infrastructure projects were the main factors contributing to the increase in expenses. Offsetting these factors were transition costs associated with outsourcing automated banking machine operations included in the prior year that did not recur. The full time equivalent (FTE) staffing levels increased by 859 or 3% as compared with the same quarter last year, due to growth in insurance business volumes and the addition of sales and service personnel in branches (including the opening of 21 new branches) and call centres. The positive spread of four percentage points between revenue and expense growth resulted in a 2.5% improvement in the efficiency ratio, before amortization of intangibles, from last year to 56.0%.
The outlook for revenue continues to be strong for both personal and business banking products as new marketing initiatives, branch openings, leadership in customer satisfaction, as well as greater sales capacity are targeted to attract both new customers and more business from existing customers. Deposit margins are expected to benefit from anticipated increases in short-term interest rates, offsetting the negative impact of the current product mix. Insurance volume growth is expected to remain solid, however, revenue growth will be moderated by premium rate reductions. The low PCL rates on personal loans are expected to be sustainable, however Business Banking PCL is likely to increase moderately going forward. Further investments in systems development and infrastructure, as well as increased marketing efforts will result in further expense growth. The expense impact of these initiatives will be offset as much as possible by savings from continual process improvements. Canadian Personal and Commercial Banking remains committed to deliver continuing double-digit earnings growth over time.

U.S. Personal and Commercial Banking
The U.S. Personal and Commercial Banking segment was established March 1, 2005, as a result of the acquisition of a majority interest in TD Banknorth. The results of TD Banknorth are on a one-month lag basis.

TD BANK FINANCIAL GROUP • FOURTH QUARTER NEWS RELEASE 2005	Page 10

For the fourth quarter, the U.S. Personal and Commercial Banking segment’s earnings before amortization of intangibles was $69 million, the annualized return on invested capital was 5.6% and the economic loss was $42 million. These results are relatively unchanged from the prior quarter.
Total revenues were $417 million. The margin on average earning assets was 4.09% and benefited from balance sheet de-leveraging in February 2005. The margin is down from 4.12% in the third quarter due to higher short-term rates. Consumer loan growth has been solid, while commercial loan growth slowed during the quarter and residential mortgage loans have declined slightly.
Provision for credit losses for the quarter was $7 million, reflecting continued strong asset quality.
Expenses before amortization of intangibles were $216 million, compared with $250 million last quarter. The average FTE staffing level for the quarter was 7,273 and the efficiency ratio, before amortization of intangibles was 51.8%.
On July 12, 2005, TD Banknorth announced it had entered into a definitive agreement to acquire Hudson United Bancorp for approximately U.S. $1.9 billion in stock and cash. The acquisition, subject to both Hudson United and TD Banknorth shareholder approval, as well as regulatory approvals, is anticipated to close early in calendar 2006.

Wholesale Banking
Wholesale Banking recorded net income of $41 million in the fourth quarter, $81 million less than the fourth quarter of last year. The return on invested capital for the quarter was 7% compared with 21% in the same quarter last year. Economic loss for the quarter was $36 million compared with economic profit of $46 million in the same quarter last year.
Wholesale Banking revenue is derived primarily from capital markets, investing and corporate lending activities. Revenue for the quarter was $371 million, compared with $464 million in the same quarter last year. The capital markets businesses generate revenues from advisory, underwriting, trading, facilitation and execution services. Capital markets revenues decreased compared to last year, largely due to the impact of a $107 million loss due to a reduction in the estimated value and the exit of certain structured derivatives portfolios in connection with the repositioning of the global structured products businesses. Stronger trading and higher equity commission and underwriting revenue partially offset this loss. The equity investment portfolio delivered revenue consistent with the same quarter last year as higher security gains largely offset lower net interest and dividend income. Corporate lending revenues were down slightly, primarily due to lower margins.
Provisions for credit losses are comprised of allowances for loan losses and the accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. Provisions for credit losses were $13 million for the quarter, slightly higher than $12 million in the same quarter last year. The entire $13 million provision in the quarter represented costs of credit protection.
Wholesale Banking continues to proactively manage its credit risk and holds $3.2 billion in notional credit default swap protection, a decrease of $.4 billion from the end of last quarter and a decrease of $1.3 billion from the same quarter last year. The decrease from the same quarter last year is largely a result of rebalancing within the protection portfolio, whereas the decrease from last quarter is mainly related to the strengthening of the Canadian dollar relative to the U.S. dollar as most of the protection is denominated in U.S. currency.
Expenses were $332 million, an increase of $71 million from $261 million from the same quarter last year. This is primarily due to higher payroll taxes and higher variable compensation, largely reflecting the impact of reduced variable compensation in the fourth quarter of last year. The expenses include a further $6 million restructuring charge related to the repositioning of some of our global structured products businesses, which was previously announced. We anticipate further restructuring costs in early fiscal 2006.
Overall, the restructuring activities resulted in disappointing earnings in the quarter. As anticipated, the repositioning of the Bank’s global structured products businesses continued to negatively impact results. However, our domestic franchise and other trading businesses delivered solid underlying earnings this quarter. These results give the Bank confidence going into 2006 that strategic decisions to reposition the global structured products businesses and focus on increasing domestic market share will generate a target return on invested capital of 15% to 22%.

Wealth Management
Wealth Management’s net income before amortization of intangibles for the fourth quarter was $136 million, an increase of $73 million from the same quarter last year. The return on invested capital for the quarter was 21%, up 11% from the same quarter last year. The economic profit for the quarter was $58 million, an increase of $76 million from the loss in the same quarter last year.
Total revenue increased $123 million from the same quarter last year to $722 million. Wealth Management experienced strong discount brokerage trading revenue driven by a 28% increase in trades per day to 106,000 as well as higher interest revenue resulting from an increase in brokerage deposit balances and higher spreads. The strength in discount brokerage revenues was partially offset by a stronger Canadian dollar that negatively impacted our U.S. based revenues. The revenue increase was also attributable to continued growth in assets under administration that occurred primarily in the advice-based businesses. Higher mutual fund management fees resulted in the quarter from a 20% growth in mutual fund assets under management.
Expenses before amortization of intangibles were $514 million in the fourth quarter, an increase of $12 million compared with the same quarter last year. The increase was attributable to higher mutual fund trailer payments due to growth in assets under management, higher sales force compensation due to growth in the advice-based businesses and higher clearing charges with the growth in discount brokerage trading volumes. These increases were partially offset by the favorable impact of foreign exchange fluctuations on U.S. based expenses and by cost efficiencies in all businesses.
Assets under management of $130 billion at October 31, 2005 increased $14 billion or 12% from October 31, 2004 due to strong sales of mutual funds, growth in institutional assets and market appreciation. Assets under administration totaled $314 billion at the end of the year, increasing $35 billion or 13% from October 31, 2004 in discount brokerage, private investment advice and financial planning as a result of the addition of new assets and market value increases.
Wealth Management’s investment in the advice-based and asset businesses is showing encouraging results as both client asset growth and growth in the number of client facing advisors has exceeded targets. The growth in these businesses now provides the Wealth platform with a more diversified and stable earnings base for the future. The outlook remains positive and expectations are for continued growth in these businesses with both client assets and client facing advisors maintaining their 2005 momentum. During early calendar 2006 we expect to close the TD Ameritrade transaction.

TD BANK FINANCIAL GROUP • FOURTH QUARTER NEWS RELEASE 2005	Page 11

Corporate
During the fourth quarter, the Corporate segment reported a loss of $14 million. The results include a tax charge of $138 million related to the TD Waterhouse reorganization which precedes the transaction with Ameritrade. Having taken the tax charge, a gain of approximately U.S.$1 billion after-tax on this transaction is expected to be recognized in the first quarter of 2006. The gain is subject to the value of Ameritrade’s share price at closing. Also included in the results are income relating to a $109 million recovery related to specific non-core portfolio loan loss recoveries from prior year sectoral provisions and favourable tax items of $68 million which include the impact of a recent court decision. A charge of $13 million was also recorded in net interest income due to the Bank’s preferred share redemption during the quarter. In addition, the Corporate segment recorded gains of $10 million due to the impact of the hedging relationships accounting guideline.

TD BANK FINANCIAL GROUP • FOURTH QUARTER NEWS RELEASE 2005	Page 12

CONSOLIDATED BALANCE SHEET (unaudited)

	As at
	Oct. 31	Oct. 31
(millions of Canadian dollars)	2005	2004
ASSETS
Cash and due from banks	$1,673	$1,404
Interest-bearing deposits with banks	11,745	7,634
Securities
Investment	42,321	31,387
Trading	65,775	66,893
	108,096	98,280
Securities purchased under reverse repurchase agreements	26,375	21,888
Loans
Residential mortgages	52,740	51,420
Consumer instalment and other personal	62,754	48,857
Credit cards	2,998	2,566
Business and government	35,044	22,264
	153,536	125,107
Allowance for credit losses	(1,293)	(1,183)
Loans (net of allowance for credit losses)	152,243	123,924
Other
Customers’ liability under acceptances	5,989	5,507
Trading derivatives’ market revaluation	33,651	33,697
Goodwill	6,518	2,225
Other Intangibles	2,124	2,144
Land, buildings and equipment	1,801	1,330
Other assets	14,995	12,994
	65,078	57,897
Total assets	$365,210	$311,027

LIABILITIES
Deposits
Personal	$131,783	$111,360
Banks	11,505	11,459
Business and government	103,693	84,074
	246,981	206,893
Other
Acceptances	5,989	5,507
Obligations related to securities sold short	24,406	17,671
Obligations related to securities sold under repurchase agreements	11,284	9,846
Trading derivatives’ market revaluation	33,498	33,873
Other liabilities	18,545	16,365
	93,722	83,262
Subordinated notes and debentures	5,138	5,644
Liabilities for preferred shares and capital trust securities	1,795	2,560
Non-controlling interest in subsidiaries	1,708	-
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: 2005 - 711.8 and 2004 - 655.9)	5,872	3,373
Contributed surplus	40	20
Foreign currency translation adjustments	(696)	(265)
Retained earnings	10,650	9,540
	15,866	12,668
Total liabilities and shareholders’ equity	$365,210	$311,027

Certain comparative amounts have been restated.
See Basis of Preparation on page 8.

TD BANK FINANCIAL GROUP • FOURTH QUARTER NEWS RELEASE 2005	Page 13

CONSOLIDATED STATEMENT OF INCOME (unaudited)

	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2005	2004	2005	2004
Interest income
Loans	$2,328	$1,767	$8,322	$6,958
Securities
Dividends	225	230	927	859
Interest	792	649	3,112	2,798
Deposits with banks	106	156	415	517
	3,451	2,802	12,776	11,132
Interest expense
Deposits	1,410	1,009	5,129	3,853
Subordinated notes and debentures	84	78	328	312
Distributions from liabilities for preferred shares and capital trust securities	47	40	147	170
Other obligations	269	240	1,164	1,024
	1,810	1,367	6,768	5,359
Net interest income	1,641	1,435	6,008	5,773
Provision for (reversal of) credit losses	(15)	(73)	55	(386)
Net interest income after provision for (reversal of) credit losses	1,656	1,508	5,953	6,159
Other income
Investment and securities services	634	511	2,417	2,296
Credit fees	84	80	343	343
Net investment securities gains	76	44	242	192
Trading income (loss)	(88)	(75)	147	(153)
Service charges	219	170	787	673
Loan securitizations	120	82	414	390
Card services	85	20	279	172
Insurance, net of claims	210	175	826	593
Trust fees	33	18	111	78
Other	69	93	323	299
	1,442	1,118	5,889	4,883
Net interest and other income	3,098	2,626	11,842	11,042
Non-interest expenses
Salaries and employee benefits	1,126	909	4,218	3,780
Occupancy including depreciation	173	157	676	612
Equipment including depreciation	171	161	609	562
Amortization of other intangibles	135	142	546	626
Restructuring costs (reversal)	6	-	43	(7)
Marketing and business development	116	88	469	384
Brokerage related fees	55	49	226	228
Professional and advisory services	155	144	494	446
Communications	55	53	205	207
Other	211	201	1,296	1,169
	2,203	1,904	8,782	8,007
Income before provision for income taxes	895	722	3,060	3,035
Provision for income taxes	253	127	699	803
Income before non-controlling interest in subsidiaries	642	595	2,361	2,232
Non-controlling interest in net income of subsidiaries	53	-	132	-
Net income to common shares	$589	$595	$2,229	$2,232

Average number of common shares outstanding (millions)
Basic	710.0	653.5	691.3	654.5
Diluted	716.1	658.2	696.9	659.4
Earnings per share
Basic	$.83	$.91	$3.22	$3.41
Diluted	.82	.90	3.20	3.39

Certain comparative amounts have been restated.
See Basis of Preparation on page 8.

TD BANK FINANCIAL GROUP • FOURTH QUARTER NEWS RELEASE 2005	Page 14

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

	For the year ended
	Oct. 31	Oct. 31
(millions of Canadian dollars)	2005	2004
Common shares
Balance at beginning of year	$3,373	$3,179
Proceeds from shares issued on exercise of options	125	99
Proceeds from shares issued as a result of dividend reinvestment plan	380	174
Impact of shares (acquired) sold in Wholesale Banking	6	(41)
Repurchase of common shares	-	(38)
Issued on acquisition of TD Banknorth	1,988	-
Balance at end of year	5,872	3,373
Contributed surplus
Balance at beginning of year	20	9
Stock option expense	20	11
Balance at end of year	40	20
Foreign currency translation adjustments
Balance at beginning of year	(265)	(130)
Foreign exchange losses from investments in subsidiaries and other items	(718)	(739)
Foreign exchange gains from hedging activities	428	1,004
Provision for income taxes	(141)	(400)
Balance at end of year	(696)	(265)
Retained earnings
Balance at beginning of year	9,540	8,518
Net income	2,229	2,232
Common dividends	(1,098)	(890)
Termination of equity based compensation plan	-	(24)
Premium paid on repurchase of common shares	-	(312)
Other	(21)	16
Balance at end of year	10,650	9,540
Total shareholders’ equity	$15,866	$12,668

Certain comparative amounts have been restated.
See Basis of Preparation on page 8.

TD BANK FINANCIAL GROUP • FOURTH QUARTER NEWS RELEASE 2005	Page 15

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2005	2004	2005	2004
Cash flows from (used in) operating activities
Net income	$589	$595	$2,229	$2,232
Adjustments to determine net cash flows from (used in) operating activities
Provision for (reversal of) credit losses	(15)	(73)	55	(386)
Depreciation	95	83	322	294
Amortization of other intangibles	135	142	546	626
Stock option expense	4	3	20	11
Net investment securities gains	(76)	(44)	(242)	(192)
Gain on securitizations	(47)	(16)	(166)	(134)
Non-controlling interest	53	-	132	-
Changes in operating assets and liabilities
Future income taxes	(154)	276	(261)	128
Current income taxes payable	241	231	2	(440)
Interest receivable and payable	200	11	588	(141)
Trading securities	6,822	809	1,118	(12,003)
Unrealized gains and amounts receivable on derivatives contracts	534	(7,534)	46	(5,246)
Unrealized losses and amounts payable on derivatives contracts	(1,379)	7,317	(375)	5,873
Other	(507)	(407)	1,248	370
Net cash from (used in) operating activities	6,495	1,393	5,262	(9,008)
Cash flows from (used in) financing activities
Deposits	(4,457)	(4,611)	11,169	24,013
Securities sold under repurchase agreements	(1)	(1,088)	1,438	2,001
Securities sold short	1,282	(1,742)	5,305	2,325
Issuance of subordinated notes and debentures	270	3	270	3
Repayment of subordinated notes and debentures	(665)	(1)	(1,419)	(158)
Subordinated notes and debentures (acquired) sold in Wholesale Banking	(9)	40	(3)	(26)
Liability for preferred shares and capital trust securities	(403)	1	(765)	(225)
Translation adjustment on subordinated notes and debentures issued in a foreign currency	(28)	(69)	(24)	(62)
Common shares issued on exercise of options	31	17	125	99
Common shares issued as a result of dividend reinvestment plan	104	78	380	174
Common shares (acquired) sold by Wholesale Banking	(7)	33	6	(41)
Repurchase of common shares	-	-	-	(350)
Dividends paid on common shares	(298)	(235)	(1,098)	(890)
Net cash from (used in) financing activities	(4,181)	(7,574)	15,384	26,863
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(1,438)	766	(4,111)	(1,383)
Activity in investment securities
Purchases	(4,697)	(3,963)	(23,158)	(30,877)
Proceeds from maturities	1,177	1,768	6,388	4,688
Proceeds from sales	1,984	4,505	12,413	19,769
Activity from lending activities
Origination and acquisitions	(17,895)	(13,755)	(78,655)	(77,827)
Proceeds from maturities	15,351	10,756	62,956	63,457
Proceeds from sales	1,853	280	4,541	3,326
Proceeds from loan securitizations	1,743	2,090	7,365	5,564
Land, buildings and equipment	(123)	(192)	(814)	(207)
Securities purchased under reverse repurchase agreements	(751)	3,513	(4,487)	(4,413)
TD Banknorth share repurchase program	-	-	(603)	-
Acquisitions and dispositions less cash and cash equivalents acquired	-	-	(2,184)	-
Net cash from (used in) investing activities	(2,796)	5,768	(20,349)	(17,903)
Effect of exchange rate changes on cash and cash equivalents	(17)	(19)	(28)	(16)
Net changes in cash and cash equivalents	(499)	(432)	269	(64)
Cash and cash equivalents at beginning of period	2,172	1,836	1,404	1,468
Cash and cash equivalents at end of period represented by cash and due from banks	$1,673	$1,404	$1,673	$1,404
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,560	$1,303	$6,433	$5,468
Amount of income taxes paid during the period	195	25	968	1,509
Dividends per common share	$.42	$.36	$1.58	$1.36

Certain comparative amounts have been restated.
See Basis of Preparation on page 8.

TD BANK FINANCIAL GROUP • FOURTH QUARTER NEWS RELEASE 2005	Page 16

APPENDIX A

Results by Business Segment

(millions of Canadian dollars)	Canadian Personal and Commercial Banking		U.S. Personal and Commercial Banking	Wholesale Banking[1]		Wealth Management		Corporate[1]		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
For the three months ended	2005	2004	2005	2005	2004	2005	2004	2005	2004	2005	2004
Net interest income	$1,129	$1,091	$298	$234	$349	$175	$130	$(195)	$(135)	$1,641	$1,435
Other income	600	523	119	137	115	547	469	39	11	1,442	1,118
Total revenue	1,729	1,614	417	371	464	722	599	(156)	(124)	3,083	2,553
Provision for (reversal of) credit losses	97	88	7	13	12	-	-	(132)	(173)	(15)	(73)
Non-interest expenses before amortization of intangibles	968	944	216	332	261	514	502	38	55	2,068	1,762
Income (loss) before provision for (benefit of) income taxes	664	582	194	26	191	208	97	(62)	(6)	1,030	864
Provision for (benefit of) income taxes	221	201	72	(15)	69	72	34	(48)	(127)	302	177
Non-controlling interest	-	-	53	-	-	-	-	-	-	53	-
Net income (loss) - before amortization of intangibles	$443	$381	$69	$41	$122	$136	$63	$(14)	$121	$675	$687
Amortization of intangibles, net of income taxes										86	92
Net income - reported basis										$589	$595
Total assets (billions of Canadian dollars)
- balance sheet	$131.0	$123.2	$35.7	$156.7	$148.1	$25.6	$24.9	$16.2	$14.8	$365.2	$311.0
- securitized	34.5	29.9	-	-	-	-	-	(10.6)	(9.7)	23.9	20.2

(millions of Canadian dollars)	Canadian Personal and Commercial Banking		U.S. Personal and Commercial Banking	Wholesale Banking[1]		Wealth Management		Corporate[1]		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
For the year ended	2005	2004	2005	2005	2004	2005	2004	2005	2004	2005	2004
Net interest income	$4,342	$4,154	$705	$977	$1,581	$643	$492	$(659)	$(454)	$6,008	$5,773
Other income	2,361	2,066	299	1,011	615	2,103	2,098	115	104	5,889	4,883
Total revenue	6,703	6,220	1,004	1,988	2,196	2,746	2,590	(544)	(350)	11,897	10,656
Provision for (reversal of) credit losses	373	373	4	52	41	-	-	(374)	(800)	55	(386)
Non-interest expenses before amortization of intangibles	3,773	3,650	549	1,325	1,289	2,083	2,047	506	395	8,236	7,381
Income (loss) before provision for (benefit of) income taxes	2,557	2,197	451	611	866	663	543	(676)	55	3,606	3,661
Provision for (benefit of) income taxes	855	747	161	189	278	231	191	(545)	(264)	891	952
Non-controlling interest	-	-	132	-	-	-	-	-	-	132	-
Net income (loss) - before amortization of intangibles	$1,702	$1,450	$158	$422	$588	$432	$352	$(131)	$319	$2,583	$2,709
Amortization of intangibles, net of income taxes										354	477
Net income - reported basis										$2,229	$2,232

Certain comparative amounts have been restated.
1 The taxable equivalent basis increase to net interest income is reflected primarily in the Wholesale Banking segment results and is reversed in the Corporate segment.

TD BANK FINANCIAL GROUP • FOURTH QUARTER NEWS RELEASE 2005	Page 17

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
For shareholder inquiries relating to: missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes or the dividend re-investment program, please contact our transfer agent: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, 1-800-387-0825 or 416-643-5500 (www.cibcmellon.com or inquiries@cibcmellon.com).

For all other shareholder inquiries, please contact Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.

Internet website: www.td.com
Internet e-mail: customer.service@td.com

General Information
Contact Corporate & Public Affairs
(416) 982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Annual Meeting
Thursday, March 30, 2006
The Westin Bayshore Resort & Marina
Vancouver, British Columbia

Online Investor Presentation: Full financial statements and a presentation to investors and analysts (available on November 23) are accessible from the home page of the TD Bank Financial Group website, www.td.com/investor/calendar.jsp.

Quarterly Earnings Conference Call: Instant replay of the teleconference is available from November 23, 2005 to December 6, 2005. Please call
1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 21160815 (pound key).

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group’s quarterly earnings conference call with investors and analysts is scheduled on November 23, 2005 at 3:00 p.m. ET. The call is webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations are archived on TDBFG’s website and will be available for replay for a period of at least one month.

About TD Bank Financial Group

Marking 150 years of service to Canadians in 2005, The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in five key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$365 billion in assets, as of October 31, 2005. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For further information:

Dan Marinangeli, Executive Vice President, (416) 982-8002;
Scott Lamb, Vice President, Investor Relations, (416) 982-5075;
Neil Parmenter, Senior Manager, External Communications, (416) 308-0836

Wednesday, November 23, 2005

TD BANK FINANCIAL GROUP DECLARES DIVIDENDS

TORONTO - The Toronto-Dominion Bank today announced that a dividend in an amount of forty-two cents (42¢) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending January 31, 2006, payable on and after January 31, 2006 to shareholders of record at the close of business on December 15, 2005.

In lieu of receiving their dividends in cash, holders of TD Bank common shares may choose to have their dividends reinvested in additional common shares of the Bank in accordance with the Dividend Reinvestment Plan (the “Plan”).

Under the Plan, the Bank determines whether the additional common shares are purchased in the open market or issued by the Bank from treasury. At this time, the Bank has decided to continue to issue shares from treasury at a 1% discount from the Average Market Price (as defined in the Plan).

Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company (1-800-387-0825) or on the Bank’s website, www.td.com/investor/drip.jsp. Beneficial or non-registered holders of TD Bank common shares must contact their financial institution or broker to participate.

In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9 before the close of business on December 14, 2005. Beneficial or non-registered holders must contact their financial institution or broker for instructions on how to participate in advance of the above date.

The Bank also announced that dividends have been declared on the following Non-cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after January 31, 2006 to shareholders of record at the close of business on January 9, 2006:

•	Series I, in an amount per share of $0.01;
•	Series M, in an amount per share of $0.29375;
•	Series N, in an amount per share of $0.2875; and
•	Series O, in an amount per share of $0.299803.

For more information contact:	Annette Galler
Senior Legal Officer, Corporate
Legal Department - Shareholder Relations
(416) 944-6367
Toll free 1-866-756-8936

Neil Parmenter
Senior Manager, External Communications
Corporate & Public Affairs
(416) 308-0836